NEWS RELEASE 07-51	Oct. 18, 2007

FRONTEER’S AURORA CONTINUES TO EXPAND ZONES AT MICHELIN URANIUM DEPOSIT

Fronteer Development Group Inc. ("Fronteer") (FRG -- TSX/AMEX) is pleased to report that Aurora Energy Resources Inc. (“Aurora” or “the Company”) (AXU - TSX), in which Fronteer holds a 46.8% interest, has announced the results of further drilling on the Company’s 100% owned Michelin Uranium Deposit in Labrador.

The results are part of the larger 2007 drilling program on Aurora’s assets in the Central Mineral Belt.

Aurora recently received assays for four holes testing the deep extension of the Michelin Main Zone. Two holes in particular, M07-069 and M07-045A, located 100 metres and 150 metres down-plunge from the known resource respectively, returned encouraging results. Highlights include:

  Drill hole M07-069 which intersected 0.25% U3O8 over 9.5 metres including 0.31% U3O8 over 7.5 metres
  Drill hole M07-045A which intersected 0.13% U3O8 over 5.6 metres

Two diamond drill rigs are continuing to test the down-plunge extension of the Main Zone on 100-metre centres to a vertical depth of 1,000 metres and will do so until the end of the season.

New assays were also returned for an additional eight holes on the Eastern Shoot, located 250 metres east of the Main Zone within the same mineralized horizon. The zone continues to demonstrate consistent grade and width with depth and appears to be displaying a similar geometry to the Main Zone. Highlights include:

  Drill hole M07-072 which intersected 0.24% U3 O8 over 10.1 metres
  Drill hole M07-060A which intersected 0.16% U3O8 over 6.8 metres
  Drill hole M07-065 which intersected 0.16% U3 O8 over 6.5 metres
  Drill hole M07-066 which intersected 0.15% U3 O8 over 8.9 metres

One diamond drill rig is currently focusing on delineating the Eastern Shoot over a strike length of 200 metres and to a vertical depth of 600 metres. The zone remains open at depth.

“We are very encouraged by the continuity of the Eastern Shoot and also the persistently high-grade nature of the Main Zone at depth,” said Ian Cunningham-Dunlop, Vice President – Exploration, Aurora Energy. “Our efforts for the remainder of the year will focus on continuing to expand both these zones”.

An updated vertical longitudinal section of the Michelin Deposit will be posted on the Aurora website (www.aurora-energy.ca) shortly.

The orientation of the mineralized zones at Michelin is interpreted to be steeply south dipping and stated widths are approximately 80-90% of true widths.

Summary of Recent Michelin Drill Hole Results

Hole ID	From (m)	To (m)	Length (m)	% U3O8
Main Zone
M07-045A	761.09	766.70	5.61	0.13
M07-061	NSV
M07-069	757.90	767.40	9.50	0.25
Incl	758.90	766.40	7.50	0.31
Incl.	758.90	759.40	0.50	1.80
M07-070	NSV
Eastern Shoot
M07-060A	501.00	507.80	6.80	0.16
Incl	504.00	506.00	2.00	0.24
M07-065	374.18	376.72	2.54	0.11
Incl	374.18	375.12	0.94	0.20
And	452.90	459.43	6.53	0.16
Incl	453.77	455.47	1.70	0.30
M07-066	476.31	485.22	8.91	0.15
Incl	479.31	485.22	5.91	0.20
M07-067	Pending
M07-068A	NSV
M07-071	Abandoned
M07-072	423.80	428.80	5.00	0.07
And	547.40	557.50	10.10	0.24
Incl	554.50	557.50	3.00	0.39
M07-073	283.00	284.00	1.00	0.13
And	326.00	329.00	3.00	0.07
And	455.00	457.00	2.00	0.09
M07-074	495.07	499.30	4.23	0.08
Incl	498.71	499.30	0.59	0.16
And	511.80	512.80	1.00	0.09
Shallow Confirmation Drilling
M07-062	31.01	36.70	5.69	0.08
And	43.84	50.20	6.36	0.20
Incl	46.28	49.18	2.90	0.32
And	88.83	92.34	3.51	0.20
M07-063	25.76	40.90	15.14	0.10
Incl	31.29	34.89	1.44	0.25
And	50.69	52.76	2.07	0.11
And	61.01	63.57	2.56	0.10
M07-064	20.98	28.96	7.98	0.11
Incl	24.04	28.96	4.92	0.14
And	45.26	54.40	9.14	0.10
Incl	48.68	51.18	2.50	0.20

LIQUIDITY

Fronteer is not invested in any short term commercial paper or asset-backed securities. The Company has approximately C$100 million in cash that is fully liquid and held with a large commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has a 40% interest in three world-class gold and copper-gold projects in Turkey, an extensive portfolio of advanced stage gold projects in Nevada, and a 46.8% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, President and CEO
Glen Edwards, Media Relations
PH) 604-632-4677 or Toll Free 1-877-632-4677

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P. Eng, Exploration Vice- President for Aurora Energy Resources Inc., who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario. The Independent Qualified Person responsible for the current resource estimates for the Michelin and Jacques Lake Uranium Deposits is Gary Giroux, P. Eng. Of Giroux Consultants Ltd. and a Technical Report prepared to NI43-101 requirements is available for viewing on SEDAR at www.sedar.com.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and copper, economic and political stability in Turkey, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.